EXHIBIT 11
COMPUTATION OF EARNINGS PER SHARE
(In thousands, except share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2007	2006	2007	2006
Earnings per common share - basic
Net income	$1,577	$1,400	$3,484	$1,297

Weighted average common shares outstanding	2,489,101	2,515,644	2,494,801	2,510,980

Earnings per common share	$0.63	$0.56	$1.40	$0.52

Earnings per common share – diluted
Net income	$1,577	$1,400	$3,484	$1,297

Weighted average common shares outstanding – basic	2,489,101	2,515,644	2,494,801	2,510,980
Effect of dilutive securities - stock options and unvested restricted stock	60,823	56,486	70,125	59,821
Weighted average shares outstanding – diluted	2,549,924	2,572,130	2,564,926	2,570,801

Earnings per common share	$0.62	$0.54	$1.36	$0.50